For immediate release: September 26, 2024 Attention: Business Editors VERSABANK RECOGNIZED FOR CONTINUING LEADERSHIP IN BANKING TECHNOLOGY – Bank Named CIO Awards Canada Winner by IDC and CIO – LONDON, ONTARIO/CNW/ – VersaBank has been named a CIO Awards Canada winner by IDC Canada and CIO. VersaBank CIO, Wooi Koay received the award at a CIO Awards Canada gala dinner hosted at The National Club in Toronto on September 25, 2024. CIO Awards Canada recognized VersaBank for its Capital Adequacy Requirement (CAR) project. Canada’s banking regulator requires banks to set aside capital amounts for different loan types – known as capital adequacy requirements (CAR) – and the regulator changes these requirements periodically. Banks must respond promptly when requirements are changed. For this project, VersaBank moved the core CAR logic into a serverless function in the cloud, which resulted in ultra- fast computing and without impairing any of the demands on the bank’s Asset Management System (AMS). The AMS is used to record and track assets (e.g., loans) to judiciously allocate their capital to generate the highest return on common equity. “We’re delighted to be recognized for our continuing technological innovation, which is the very core of VersaBank’s model as a cloud-based, branchless, business-to-business bank, providing high value-add digital banking solutions to address the unmet needs of our partners throughout North America,” said David Taylor, Founder, President and Chief Executive Officer, VersaBank. “Our proprietary banking software underlies our tremendous success and growth to date in Canada, which we look forward to replicating with our recent entry into the United States, as our cloud- based systems enable us to operate incredibly efficiently on both sides of the border. VersaBank’s CIO, Wooi Koay, has played an integral role in our technological leadership, working to develop some of the banking industry’s most innovative solutions and enabling us to continuously remain on the leading edge of digital financial technology.” Mr. Koay has shown a remarkable ability to translate the vision for new technology solutions, products and services envisioned by VersaBank management, including Founder David Taylor, and translate them into reality. "We're excited to celebrate CIO Awards Canada 2024, which honours Canadian IT organizations for projects driving digital business growth through technology innovation and demonstrating business value. We wish to congratulate this years’ winners as their projects were very inspiring and a true testament of the highly skilled and innovative workforce here in Canada,” said Lars Goransson, Managing Director, Canada, IDC (International Data Corporation). Every year, CIO recognizes the tech world’s most innovative organizations and accomplished leaders. 2024 will be the third year for this popular awards program, where CIO Awards Canada have recognized innovative Canadian tech projects and teams. About IDC International Data Corporation (IDC) is the premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications, and consumer technology markets. With more than

1,300 analysts worldwide, IDC offers global, regional, and local expertise on technology, IT benchmarking and sourcing, and industry opportunities and trends in over 110 countries. IDC's analysis and insight helps IT professionals, business executives, and the investment community to make fact-based technology decisions and to achieve their key business objectives. Founded in 1964, IDC is a wholly owned subsidiary of International Data Group (IDG), the world's leading tech media, data, and marketing services company. To learn more about IDC, please visit www.idc.com. Follow IDC on Twitter at @IDC and LinkedIn. Subscribe to the IDC Blog for industry news and insights. To learn more about IDC Canada, please visit www.idc.com/ca or follow us on LinkedIn. About CIO CIO focuses on attracting the highest concentration of enterprise CIOs and business technology executives with unparalleled peer insight and expertise on business strategy, innovation, and leadership. As organizations grow with digital transformation, CIO provides its readers with key insights on career development, including certifications, hiring practices and skills development. The award-winning CIO portfolio provides business technology leaders with analysis and insight on information technology trends and a keen understanding of IT’s role in achieving business goals. CIO is published by Foundry (formerly IDG Communications, Inc.) Company information is available at http://www.foundryco.com Follow CIO on Twitter: @CIOonline & @CIOevents Follow CIO on LinkedIn Follow CIO on Facebook About the CIO Awards Canada The CIO Awards for Canada celebrate Canadian organizations and the teams within them that are using IT in innovative ways to deliver business value, whether by creating competitive advantage, optimizing business processes, enabling growth, or improving relationships with customers. The award is an acknowledged mark of enterprise excellence and a source of pride for all winning organizations. About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.